FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, July 31, 2003

SECOND QUARTER FINANCIAL RESULTS

Fairfax Financial Holdings Limited’s net earnings in the second quarter of 2003 increased to $246.2 million ($17.15 per share), reflecting continuing success in its insurance and reinsurance operations and substantial realized gains in its investment portfolio, notwithstanding the adverse impact on earnings of the 11.9% decrease during the quarter in the average value of the U.S. dollar against the Canadian dollar.

Following is a summary of the second quarter and six month financial results:

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30

	2003	2002	2003	2002

	($millions except per share amounts)
Total revenue	2,284.3	1,890.1	4,316.3	3,632.3
Earnings before income taxes and non-controlling interests	462.1	103.8	719.5	132.8
Net earnings	246.2	47.0	400.8	58.3
Net earnings per share	$17.15	$2.95	$27.75	$3.41

Combined ratios for the six months ended June 30, 2003 were as follows:

	2003	2002

Insurance — Canada	94.7%	97.9%
— U.S.	102.2%*	103.6%
Reinsurance	97.6%	98.8%

Consolidated	98.2%	100.2%

*	99.5% excluding catastrophe losses from the Texas hailstorms in April 2003

During the 2003 second quarter, net premiums written increased by 21.9% (29.8% excluding the effect of changes in foreign exchange rates) over the previous year (excluding TIG’s discontinued MGA-controlled program business), and realized gains on investments totalled $578.1 million. At June 30, 2003, the pre-tax unrealized gain on portfolio investments was $393.8 million compared to $207.9 million at December 31, 2002.

There were 14.1 million weighted average shares outstanding in the second quarter and six months ended June 30, 2003 compared to 14.3 million in the same periods in 2002.

Fairfax’s detailed second quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, August 1, 2003 to discuss its second quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946